PRIVATE OFFERING NOTICE



                                    [LOGO]

                           Merrill Lynch & Co., Inc.
          Market Recovery Notes(SM) Linked to the Nasdaq-100 Index(R)
                                 due June 2004
                 US$10 original public offering price per unit


                            Private Offering Notice


                                 Summary Terms

The securities:                           Payment at maturity:
o No payments prior to maturity.          o Payment on the securities at
o The securities may not be redeemed        maturity will be based upon the
  prior to maturity.                        percentage change in the value
o Senior unsecured debt securities of       of the Nasdaq-100 Index. If the
  Merrill Lynch & Co., Inc.                 value of the Nasdaq-100 Index
o The securities are linked to the          has increased over the term of
  Nasdaq-100 Index(R), index symbol         the securities, an investor
  "NDX".                                    will receive a payment based
o The securities are expected to be         upon triple the percentage
  quoted on the Nasdaq National Market      increase, not to exceed a
  under the symbol "MNRQ".                  maximum payment expected to be
o Expected settlement date: April   ,       between US$12.10 and US$12.50
  2003.                                     per unit. If the value of the
                                            Nasdaq-100 Index has decreased
                                            over the term of the
                                            securities, an investor will
                                            receive a payment based upon
                                            that percentage decrease. As a
                                            result, an investor may receive
                                            less, and possibly
                                            significantly less, than the
                                            original public offering price
                                            of US$10 per unit.

The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisers concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-9 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.


                           PRIVATE OFFERING NOTICE

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment adviser for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                  The date of this Notice is March 31, 2003.

     This Notice supplements the Preliminary Prospectus Supplement, dated
         March 31, 2003, and the Prospectus, dated September 25, 2002.











Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) are trade or service marks of The Nasdaq Stock Market, Inc. and are licensed for use by Merrill Lynch & Co., Inc.

"Market Recovery Notes" is a service mark of Merrill Lynch & Co., Inc.